EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION

COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In thousands, except ratios)

(Unaudited)

Computation of ratio of income from continuing operations to combined fixed charges and preferred stock dividends:

	Year Ended December 31
	2009	2008	2007	2006	2005
Fixed charges	$128,830	$258,453	$275,648	$235,521	$106,909
Preferred stock dividends	20,239	20,251	20,256	20,256	20,256

Combined fixed charges and preferred stock dividends	$149,069	$278,704	$295,904	$255,777	$127,165

Fixed charges	$128,830	$258,453	$275,648	$235,521	$106,909
Income from continuing operations	129,263	125,923	24,713	3,843	17,195

	$258,093	$384,376	$300,361	$239,364	$124,104

Ratio of income from continuing operations to combined fixed charges and preferred stock dividends	1.73:1	1.38:1	1.02:1

Deficiency of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends				$16,413	$3,061